February 20, 2019

Via E-mail
Stuart T. Gulliver
Group Chief Executive
HSBC Holdings plc
8 Canada Square
London E14 5HQ, United Kingdom

       Re:    HSBC Holdings plc
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018
              File No. 1-14930

Dear Mr. Gulliver:

        We refer you to our comment letter dated December 18, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Pamela Long
       Assistant Director
       Division of Corporation Finance